Exhibit 99.1

Gorilla Technology Group Reports Results Through Third Quarter 2023

– Q3 revenues far exceeded total revenue of 2022 –

--High value Product driven & Services business model reflected in 76.5% gross margin –

– Won sales exceeded internal target of $68 million, standing at $300 million (a 441% increase) –

– Achieved discounted run rate revenues of $88 million in Q3 –

– Solid visibility with sales pipeline over $1 billion –

LONDON, February 5, 2024 – Gorilla Technology Group Inc. (“Gorilla”) (NASDAQ: GRRR), a global provider of AI-based edge video analytics, IoT technologies, and security convergence, today reported financial results for the nine months ending September 30, 2023.

YTD Highlights

●	Surging Revenue: Nine-month revenue of $37.9 million surged by over 2x versus the same period, last year.

●	High and Expanding Margin Reflects Value of Business Model: The robust 76.5% gross margin underscores Gorilla’s dynamic product-driven and services-oriented business model, a significant leap from the approximately 33% gross margin recorded in the previous year.

●	Bottom Line Focus: Achieved an impressive turnaround, with total comprehensive income soaring to $7.2 million, a remarkable improvement from last year’s comprehensive loss of ($86 million). This result underscores Gorilla’s unwavering commitment to boosting profitability at the bottom line. The adjusted EBITDA experienced an extraordinary surge, reaching $13.4 million, marking an outstanding 431% YoY increase compared to an EBITDA loss of ($4 million) for the same period last year.

●	Exceptional Visibility: With discounted run rate revenue over $88 million today, Gorilla affirms its target to achieve at least $90 million of revenue in 2024 and is on course to becoming cash flow positive.

Gorilla Chief Executive Officer Jay Chandan commented, “I am absolutely thrilled to announce stellar earnings for the first nine months of 2023! We’ve not just met our numbers for Q3, but exceeded expectations, showcasing the incredible dedication and hard work of every member of our team. It’s not just about the numbers; it’s a testament to our shared commitment to excellence.

“Our revenue soared to new heights, and in fact our revenue this quarter far exceeded analyst expectations of $21.8 million. This is due to the success of our innovative strategies and unwavering customer focus. We’re not just navigating the market, we’re shaping it. Gross margin more than doubled versus last year due to our relentless pursuit of quality, creativity, and customer satisfaction. Furthermore, comprehensive net income and adjusted EBITDA soared, showcasing our commitment to benefiting shareholders by driving profitability to the bottom line.”

Chandan continued, “We’re not just achieving financial milestones—we’re forging a path of sustained growth and industry leadership. A heartfelt thank you to our dedicated team, loyal customers, and supportive stakeholders. With our momentum building, we are confident that the full year 2023 results is expected to meet prior guidance and that we are primed to achieve our target 2024 revenue of $90 million. We entered 2024 with a $1 billion sales pipeline. This sales pipeline is not just a numerical milestone, it is a testament to our dedication to pushing boundaries, exploring new opportunities, and providing unparalleled value to our clients. There is still plenty of work to be done to convert those leads into contracts and revenue, but my confidence in our team has never been greater.”

Chandan concluded, “Our dedication to judicious cost management has produced remarkable outcomes. We have streamlined our expenses without compromising the quality and efficiency of our operations, making a substantial contribution to our positive financial results. Our cash flow continues to be resilient, affording us the financial flexibility to explore additional project opportunities, invest in innovation, and navigate potential economic uncertainties. Looking forward, we hold an optimistic view of the future and persist in upholding the highest standards of financial stewardship. Our unwavering focus on innovation, operational excellence and customer satisfaction will remain the driving forces behind our ongoing success.”

Earnings Call

The Company will host a pre-recorded conference call on Tuesday, February 6, 2024 at 8:00 a.m. EST to discuss the Company's financial results.

Webcast: https://edge.media-server.com/mmc/p/95an8tgp

Telephone: Click here to register and join the event. Upon registering, you will be emailed a dial-in number and unique PIN.

Third Quarter 2023 Results

Unless noted otherwise, all figures are for the nine months ended September 30, 2023, and all comparisons are with the corresponding period of 2022.

The following table summarizes financial results (unaudited and unreviewed):

	Nine months ended September 30
Items	2023	2022
	(Unaudited)
Revenue	$37,963,456	$18,481,617
Cost of Revenue	(8,940,687)	(12,354,340)
Gross Profit	29,022,769	6,127,277
Gross Margin	76.5%	33.2%
Operating Expense	(19,813,528)	(90,189,301)
Operating Income (Loss)	9,209,241	(84,062,024)
Net Profit (Loss)	$6,901,573	$(85,024,550)

The following table shows our EBIT, EBITDA, and adjusted EBITDA, together reconciled to the net profit (loss) for the nine-month period ended September 30, 2023, and 2022.

	Nine months ended September 30, 2023	Nine months ended September 30, 2022
	(Unaudited)
Net Profit (Loss)	$6,901,573	$(85,024,550)
Income tax expense	2,240,873	334,333
Interest and Finance costs	66,795	628,193
EBIT	$9,209,241	(84,062,024)
Depreciation expense	421,429	6,147,749
Amortization expense	680,871	1,604,988
EBITDA	$10,311,541	$(76,309,287)
Transaction costs (one time)(1)	3,097,764	72,256,845
Adjusted EBITDA	13,409,305	(4,052,442)

(1)	Transaction costs are one-off expenses for one-time employee expenses and professional services related to asset acquisition, professional services for one-time project which are considered as one-off corporate development events and added back for calculation of adjusted EBITDA. Transaction cost in nine months ended September 30, 2022 includes $70.1 million non-cash de-SPAC share listing expense.

Revenue for the nine months ended September 30, 2023, grew significantly as engagement with the country of Egypt has begun and is progressing on schedule. Adjusted EBITDA growth of 431% reflects technology service driven gross margin, aggressive expense control, and the absence of one-time transaction expenses related to the Nasdaq listing, which were the primary operating expenses of 2022.

The interim period financial statements for the first nine months of 2023 included herein have not been audited or reviewed by the Company’s independent registered accounting firm.

About Gorilla Technology Group Inc.

“Empowering Your Tomorrow”

Gorilla, headquartered in London U.K., is a global solution provider in Security Intelligence, Network Intelligence, Business Intelligence and IoT technology. Gorilla provides a wide range of solutions, including, Smart City, Network, Video, Security Convergence and IoT across select verticals of Government & Public Services, Manufacturing, Telecom, Retail, Transportation & Logistics, Healthcare and Education.

The Company’s vision is to empower a connected tomorrow through innovative and transformative technologies. Gorilla envisions a world where seamless connectivity transcends boundaries, enriching lives, industries, and societies.

Gorilla’s commitment is to lead the way in pioneering innovative solutions that bridge gaps, foster collaboration, and inspire progress. By relentlessly pushing the boundaries of technology, the Company aims to create an ecosystem where individuals, businesses and communities thrive in an era of digital empowerment.

Through continuous innovation, ethical practices and a steadfast dedication to quality, Gorilla strives to shape a future where every interaction, transaction, and experience is enhanced by the power of technology.

For more information go to Gorilla-Technology.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Gorilla’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, statements regarding our beliefs about future revenues, our ability to attract the attention of customers and investors alike, our ability to fund operations as we execute a strategic shift to pursue the larger and higher margin opportunities in Security Convergence, our expectations to swing to profit in the quarters ahead, our immediate priorities, Gorilla’s strategic shift to enable it to pursue larger projects with better revenue visibility, Gorilla’s contract with the Government of Egypt, Gorilla’s ability to win additional projects and execute definitive contracts related thereto, along with those other risks described under the heading “Risk Factors” in the Form 20-F Gorilla filed with the Securities and Exchange Commission (the “SEC”) on April 28, 2023, those described under the heading “Risk Factors” in Exhibit 99.5 to the Form 6-K Gorilla filed with the SEC on August 17, 2023 and those that are included in any of Gorilla’s future filings with the SEC. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of Gorilla and are difficult to predict. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Gorilla undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Non-IFRS Measures

Certain of the measures included in this press release are non-IFRS financial measures, including adjusted EBITDA. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and non-IFRS financial measures as used by Gorilla are not reported by all their competitors and may not be comparable to similarly titled amounts used by other companies.

We believe that the non-IFRS measures such as adjusted EBITDA provide useful information about our core operating results, enhance the overall understanding of our past performance and prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present adjusted EBITDA to provide more information and greater transparency to investors about our operating results.

Adjusted EBITDA represents EBITDA excluding transaction costs and share listing expenses which are one-off expenses for professional services related to our Business Combination, asset acquisition and SOX 404 implementation project, which are considered as non-recurring corporate development events and added back for calculation of adjusted EBITDA.

The final table which shows our EBIT, EBITDA, and adjusted EBITDA, together reconciled to the net profit (loss) for the periods ended September 30, 2023, and 2022 in this results announcement has more details on the non-IFRS financial measures and the related reconciliations between these financial measures.

Investor Relations Contact:

Cody Fletcher

The Blueshirt Group for Gorilla

+1 (434) 251-7165

gorillair@blueshirtgroup.com

Media Contact:

James McCusker

Canaan Parish Group Inc.

+1 (203) 585-4750

canaanparishgroup@gmail.com

Gorilla Technology Group

Consolidated Balance Sheet

September 30, 2023 and 2022

(Expressed in USD)

Items	September 30, 2023 (Unaudited and Unreviewed)	December 31, 2022
Assets
Current assets
Cash and cash equivalents	$18,757,494	$22,996,377
Financial assets at fair value through profit or loss - current	1,014,613	1,073,229
Financial assets at amortized cost - current (restricted cash)	39,774,961	6,871,187
Contract assets	9,578,119	725,441
Accounts receivable	18,840,146	14,041,611
Inventories	46,322	68,629
Prepayments - current	1,048,575	1,266,442
Other receivables	669,217	648,617
Other current assets	31,030	61,803
Total current assets	89,760,477	47,753,336
Non-current assets
Property, plant and equipment	15,138,075	16,132,567
Right-of-use assets	6,396	16,675
Intangible assets	8,907,133	56,342
Deferred income tax assets	32,365	29,905
Prepayments - non-current	353,612	612,982
Other non-current assets	996,543	659,071
Total non-current assets	25,434,124	17,507,542
Total assets	$115,194,601	$65,260,878

Gorilla Technology Group

Consolidated Balance Sheet

September 30, 2023 and 2022

(Expressed in USD)

Items	September 30, 2023 (Unaudited and Unreviewed)	December 31, 2022
Liabilities and Equity
Liabilities
Current liabilities
Short-term borrowings	$16,835,012	$13,492,935
Contract liabilities	265,736	58,475
Notes payable	574	602
Accounts payable	7,210,756	6,674,528
Other payables	9,108,295	3,620,998
Provisions - current	76,432	88,469
Lease liabilities - current	6,501	16,981
Warrant liabilities	11,540,506	2,042,410
Convertible Preference Shares Liabilities	13,384,346	0
Long-term borrowings, current portion	1,601,806	2,108,896
Other current liabilities, others	88,990	152,373
Total current liabilities	60,118,954	28,256,667
Non-current liabilities
Long-term borrowings	6,993,180	8,251,788
Provisions - non-current	72,496	61,057
Deferred income tax liabilities	145,502	148,183
Total non-current liabilities	7,211,178	8,461,028
Total liabilities	67,330,132	36,717,695
Equity
Equity attributable to owners of parent
Share capital
Ordinary share	7,646	7,136
Capital surplus	167,450,030	154,730,389
Retained earnings
Accumulated deficit	(90,082,807)	(96,984,380)
Other equity interest
Financial statements translation differences of foreign operations	69,740	370,178
Treasury shares	(29,580,140)	(29,580,140)
Equity attributable to owners of the parent	47,864,469	28,543,183
Total equity	47,864,469	28,543,183
Significant contingent liabilities and unrecognized contract commitments
Total liabilities and equity	$115,194,601	$65,260,878

Gorilla Technology Group

Consolidated Income Statement

For the Period Ended September 30, 2023 and 2022

(Unaudited and Unreviewed)

(Expressed in USD)

	Nine months ended September 30
Items	2023	2022
Revenue	$37,963,456	$18,481,617
Cost of revenue	(8,940,687)	(12,354,340)
Gross profit	29,022,769	6,127,277
Operating expenses
Selling and marketing expenses	(1,224,888)	(2,915,374)
General and administrative expenses	(11,633,842)	(5,319,841)
Research and development expenses	(3,358,489)	(11,261,954)
Share listing expenses	0	(70,104,989)
Other income	83,292	968,389
Other gains (losses) – net	(3,679,601)	(1,555,532)
Total operating expenses	(19,813,528)	(90,189,301)
Operating income (loss)	9,209,241	(84,062,024)
Non-operating income and expenses
Interest income	524,738	33,199
Finance costs	(591,533)	(661,392)
Total non-operating income and expenses	(66,795)	(628,193)
Profit (Loss) before income tax	9,142,446	(84,690,217)
Income tax expense	(2,240,873)	(334,333)
Profit (Loss) for the period	$6,901,573	$(85,024,550)
Other comprehensive (loss) income
Components of other comprehensive (loss) income that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	$300,438	$(1,085,141)
Other comprehensive income (loss) for the period, net of tax	$300,438	$(1,085,141)
Total comprehensive income (loss) for the period	$7,202,011	$(86,109,691)

Gorilla Technology Group Inc. and Subsidiaries
Reconciliation of Non-IFRS Financial Measures – Adjusted EBITDA Calculation
(Unaudited and Unreviewed)
(Expressed in USD)

Items	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Profit (Loss) for the period	$6,901,573	$(85,024,550)
Depreciation Expense	421,429	6,147,749
Amortization Expense	680,871	1,604,988
Income Tax Expense (Benefit)	2,240,873	334,333
Interest and Finance Costs	66,795	628,193
Transaction Costs (one time)	3,097,764	72,256,845
Adjusted EBITDA	$13,409,305	$(4,052,442)